Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-287877
July 31, 2025

Yimutian Inc.

Yimutian Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting US Tiger Securities, Inc., 437 Madison Ave, 27/F, New York, NY 10022, United States of America, by email at ecm@ustigersecurities.com.

You may also access the Company’s most recent prospectus dated July 31, 2025, which was included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on July 31, 2025, or Amendment No. 2, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1991605/000121390025069791/ea0240415-07.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

Cover

1. Amend the number of American Depositary Shares (the “ADSs”) and Class A Ordinary Shares of this offering on the front cover of the prospectus to read as follows:

5,010,000 American Depositary Shares representing 125,250,000 Class A Ordinary Shares.

Prospectus Summary

2. Amend the first paragraph under the heading “Cash Flows Through Our Organization” on page 11 to read as follows:

Yimutian Inc. and the WFOE are not able to make direct capital contributions to the VIEs. However, under the laws and regulations of mainland China, they are permitted to remit funds to the VIEs through loans or by making payment to the VIEs for intragroup transactions. In 2023, 2024 and the three months ended March 31, 2025, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB30.0 million, RMB6.9 million and RMB2.5 million, respectively. As of December 31, 2023, 2024 and March 31, 2025, the outstanding balance of intragroup transactions from the WFOE to the VIEs was RMB68.9 million, RMB75.8 million and RMB78.4 million, respectively.

3. Amend the last sentence of the last paragraph under the heading “Conventions Which Apply to This Prospectus” on page 14 to read as follows:

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On July 25, 2025, the exchange rate for Renminbi was RMB7.1679 to US$1.00.

The Offering

4. Amend the estimated amount of net proceeds assuming the underwriter exercising its option in the first sentence of the description of “Use of proceeds” under the heading “The Offering” on page 16 to read as follows:

We estimate that the net proceeds to us from the offering will be approximately US$13.4 million, or approximately US$16.2 million if the underwriter exercises its option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us.

5. Amend the first sentence of the description of “Lock-up” under the heading “The Offering” on page 16 to read as follows:

We, our executive officers, directors and all of our existing shareholders (including all selling shareholders) have agreed with the underwriter, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus.

6. Delete the description of “Escrow account” under the heading “The Offering” on page 16 as it is no longer included in the Underwriting Agreement. The description of “Escrow account” included in Amendment No. 1 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on July 22, 2025 is repeated below for reference.

Net proceeds of this offering in the amount of US$1,000,000 shall be used to fund an escrow account for a period of twelve (12) months following the closing date of this offering, which account shall be used in the event we would be required to indemnify the underwriter and other indemnified persons pursuant to the terms of an underwriting agreement with the underwriter.

Summary Consolidated Financial Data and Operating Data

7. The tables from pages 17 to 27 are amended to present the financial data in chronological order, to clearly label the interim financial statement information as “unaudited”, to disaggregate intercompany amounts in separate line items, and to include footnotes to indicate the primary nature of each intercompany line item, as set forth on Exhibit A below.

Risk Factors

8. Amend amount of dilution per ADS to two decimal places and revise the term “net tangible book value” to “net tangible deficit” in the risk factor previously entitled “Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution” on page 71 to read as follows:

Because our initial public offering price is substantially higher than our net tangible deficit per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for the ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$4.80 per ADS, representing the difference between the assumed initial public offering price of US$4.55 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and our pro forma as adjusted net tangible deficit per ADS as of March 31, 2025, after giving effect the net proceeds we receive from this offering. In addition, holders of our ADSs may experience further dilution of their interest if we issue additional shares in the future to raise additional capital. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

9. Amend the fourth sentence of the risk factor entitled “The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price” on page 72 to read as follows:

In connection with this offering, we, our executive officers, directors and all of our existing shareholders (including all selling shareholders) have agreed with the underwriter, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days.

Use of Proceeds

10. Amend the estimated amount of net proceeds assuming the underwriter exercising its option in the first sentence of the section entitled “Use of Proceeds” on page 83 to read as follows:

We expect to receive total estimated net proceeds from this offering of approximately US$13.4 million, or approximately US$16.2 million if the underwriter exercises its option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us.

Capitalization

11. The table in the section entitled “Capitalization” on page 85 is amended to clearly label the interim financial statement information as “unaudited” to read as follows:

	As of March 31, 2025
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)		(unaudited)		(unaudited)
	(in thousands)
Financial liabilities	20,960	2,888	20,960	2,888	20,960	2,888
Shareholder loans, at amortized cost	259,022	35,694	259,022	35,694	259,022	35,694
Total	279,982	38,582	279,982	38,582	279,982	38,582
Mezzanine equity	1,325,781	182,696	—	—	—	—
Shareholders’ deficit
Ordinary shares (US$0.00001 par value, 5,000,000,000 shares authorized, 460,147,059 shares issued, 2,902,704,057 shares issued and 3,015,754,057 shares issued and outstanding)	31	4	242	33	250	34
Additional paid-in capital	47,006	6,478	1,031,131	142,094	1,171,472	161,433
Accumulated other comprehensive loss	(99,349)	(13,691)	(99,349)	(13,691)	(99,349)	(13,691)
Accumulated deficit	(1,740,910)	(239,904)	(1,352,118)	(186,327)	(1,352,118)	(186,327)
Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.	(1,793,222)	(247,113)	(420,094)	(57,891)	(279,745)	(38,551)
Non-controlling interests	29,944	4,126	29,944	4,126	29,944	4,126
Total shareholders’ deficit(2)	(1,763,278)	(242,987)	(390,150)	(53,765)	(249,801)	(34,425)
Total capitalization(3)	(157,515)	(21,709)	(110,168)	(15,183)	30,181	4,157

Dilution

12. The section entitled “Dilution” starting on page 86 is amended to revise the term “net tangible book value” to “net tangible deficit” and to clearly label the financial data in the tables therein as unaudited as set forth on Exhibit B below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

13. The financial tables included in the subsection entitled “Key Components of Results of Operations” covering “Revenue”, “Cost of revenues” and “Operating expenses” on pages 96 and 97 are amended to clearly label the interim financial statement information as “unaudited” as set forth on Exhibit C below.

14. The financial table included in the subsection entitled “Results of Operations” on page 99 is amended to clearly label the interim financial statement information as “unaudited” to read as follows:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2023		2024			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Revenues	187,523	100.0	161,321	22,231	100.0	39,244	100.0	34,282	4,724	100.0
Cost of revenues	(49,248)	(26.3)	(30,573)	(4,213)	(19.0)	(10,282)	(26.2)	(7,155)	(986)	(20.9)
Gross profit	138,275	73.7	130,748	18,018	81.0	28,962	73.8	27,127	3,738	79.1

Selling and marketing expenses	(94,647)	(50.5)	(87,618)	(12,074)	(54.3)	(18,120)	(46.2)	(17,337)	(2,389)	(50.6)
General and administrative expenses	(96,712)	(51.6)	(39,564)	(5,452)	(24.5)	(15,199)	(38.7)	(7,029)	(969)	(20.5)
Research and development expenses	(47,453)	(25.3)	(37,811)	(5,210)	(23.4)	(9,082)	(23.1)	(6,209)	(856)	(18.1)
Other income, net	823	0.4	218	30	0.1	232	0.6	683	94	2.0
Operating loss	(99,714)	(53.2)	(34,027)	(4,688)	(21.1)	(13,207)	(33.7)	(2,765)	(382)	(8.1)

Impairment loss on a long-term investment
Interest income	23	0.01	12	2	0.01	4	0.01	1	—	—
Interest expense	(211)	(0.1)	(964)	(133)	(0.6)	(211)	(0.5)	(140)	(19)	(0.4)
Change in fair value of financial liabilities	(3,728)	(2.0)	—	—	—	—	—	—	—	—
Loss from derecognition of financial liabilities	(1,953)	(1.0)	—	—	—	—	—	—	—	—
Loss before income taxes and share of loss of equity method investment	(105,583)	(56.3)	(34,979)	(4,819)	(21.7)	(13,414)	(34.2)	(2,904)	(401)	(8.5)
Income tax expense	—	—	—	—	—	—	—	—	—	—
Share of loss of an equity method investment	(38)	(0.02)	38	5	0.02	—	—	—	—	—
Net loss	(105,621)	(56.3)	(34,941)	(4,814)	(21.7)	(13,414)	(34.2)	(2,904)	(401)	(8.5)

15. The presentation of year to year comparison and period to period comparison has been revised to follow chronological order (i.e. year to year comparison of 2023 and 2024 before period to period comparison of the three months ended March 31, 2024 to March 31, 2025) throughout the subsection entitled “Results of Operations” from pages 99 to 101 as set forth on Exhibit D below. No substantive changes were made to the financial data in or as of the end of each period presented.

16. The financial table included in the subsection entitled “Liquidity and Capital Resources” on page 102 is amended to clearly label the interim financial statement information as “unaudited” to read as follows:

	For the year ended December 31,			For the Three Months Ended March 31,
	2023	2024		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net cash used in operating activities	(17,956)	(61,439)	(8,467)	(19,719)	(1,060)	(147)
Net cash (used in) provided by investing activities	(3,230)	149	21	(133)	(570)	(79)
Net cash provided by (used in) financing activities	18,545	60,368	8,319	18,046	(533)	(74)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(215)	(135)	(14)	3	23	5
Net decrease in cash and cash equivalents	(2,856)	(1,057)	(141)	(1,803)	(2,140)	(295)
Cash and cash equivalents at the beginning of the year	6,685	3,829	523	3,829	2,772	382
Cash and cash equivalents at the end of the year	3,829	2,772	382	2,026	632	87

17. The presentation of narratives in the subsections entitled “Operating Activities,” “Investing Activities” and “Financing Activities” from pages 103 to 104 have been revised to follow chronological order (i.e. 2023, 2024 and March 31, 2025) to read as follows. No substantive changes were made to the financial data in or as of the end of each period presented.

Operating Activities

Net cash used in operating activities was RMB18.0 million for the year ended December 31, 2023 and was primarily attributable to (i) net loss of RMB105.6 million, (ii) various non-cash items of RMB56.1 million, such as depreciation of property and equipment, allowance for credit losses and share-based compensation expense etc, (iii) RMB3.9 million increase in account receivables, (iv) RMB11.7 million increase in prepayments and other current assets, (v) RMB0.5 million decrease in accounts payable, (vi) RMB9.2 million decrease in contract liabilities, and (iv) RMB8.6 million decrease in accrued expenses and other current liabilities.

Net cash used in operating activities was RMB61.4 million (US$8.5 million) for the year ended December 31, 2024 and was primarily attributable to (i) net loss of RMB34.9 million (US$4.8 million), (ii) various non-cash items of RMB1.9 million (US$255 thousand), such as depreciation of property and equipment, allowance for credit losses etc, (iii) RMB0.9 million (US$120 thousand) decrease in account receivables, (iv) RMB5.5 million (US$754 thousand) decrease in prepayments and other current assets, (v) RMB1.1 million (US$156 thousand) decrease in accounts payable, (vi) RMB12.0 million (US$1.7 million) increase in contract liabilities, and (iv) RMB11.0 million (US$1.5 million) increase in accrued expenses and other current liabilities.

Net cash used in operating activities was RMB1.1 million (US$147 thousand) for the three months ended March 31, 2025 and was primarily due to (i) adjustment of non-cash items of RMB390 thousand (US$54 thousand) which mainly consists of depreciation and amortization and allowance for credit losses, and (ii) a net change in operating assets and liabilities by RMB1.5 million (US$199 thousand), which was primarily attributable to prepayments and other current assets, contract liabilities, accrued expenses and other current liabilities and accounts payable.

Investing Activities

Our net cash used in investing activities was RMB3.2 million in 2023. This was attributable to cash paid for purchase of property and equipment of RMB2.1 million in relation to office supplies and devices, and cash paid for equity-method investments of RMB1.2 million.

Our net cash used in investing activities was RMB149 thousand (US$21 thousand) in 2024. This was attributable to cash paid for purchase of property and equipment of RMB351 thousand (US$48 thousand) in relation to office supplies and devices, and proceeds from disposal of investments of RMB500 thousand (US$69 thousand).

Our net cash used in investing activities was RMB570 thousand (US$79 thousand) for the three months ended March 31, 2025. This was attributable to cash paid for purchase of property and equipment.

Financing Activities

Our net cash provided by financing activities was RMB18.5 million in 2023. This was mainly attributable to (i) proceeds from shareholder loans of RMB14.2 million, and (ii) repayment for short-term borrowings of RMB2.0 million, (iii) loans repaid by a related party of RMB5.0 million, and (v) proceeds from Settlement of Series C Preferred Shares subscription receivable RMB7.7 million.

Our net cash provided by financing activities was RMB60.4 million (US$8.3 million) in 2024. This was mainly attributable to (i) proceeds from shareholder loans of RMB28.3 million (US$3.9 million), (ii) proceeds from short-term borrowings of RMB10.0 million (US$1.4 million), (iii) loans repaid by a related of RMB7.9 million (US$1.1 million), (iv) capital contribution from non-controlling interest of RMB30.0 million (US$4.1 million), (v) repayment for shareholder loans of RMB8.4 million (US$1.2 million), and (vi) amounts due to related parties of RMB8.5 million (US$1.2 million).

Our net cash used in financing activities was RMB533 thousand (US$74 thousand) for the three months ended March 31, 2025. This was mainly attributable to proceeds from bank borrowings, proceeds from shareholder loans and amounts due to related parties, partially offset by repayment for bank borrowings and repayment for shareholder loans.

18. The financial table under “Contractual Obligations” on pages 105 has been revised to clearly label the interim financial statement information as “unaudited” to read as follows:

	Payment Due by March 31,
	Total	2026	2027	2028	After
	(unaudited)
	(RMB in thousands)
Operating lease obligations	8,106	5,000	2,736	370	—

Principal and Selling Shareholders

19. The table included in the section entitled “Principal and Selling Shareholders” on page 165 has been revised to update the Class A ordinary shares and Class B ordinary shares beneficially owned by Yimutian Holdings Limited and the percentage of aggregate voting power of Yimutian Holdings Limited immediately after this offering to read as follows:

	Ordinary Shares Beneficially Owned Prior to This Offering					Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	Percentage of Beneficial Ownership†	Percentage of Aggregate Voting Power††	Ordinary Shares Being Sold in This Offering		Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power†††
Directors and Executive Officers:**
Jinhong Deng(1)	507,981,001	18.50%	75.65%	—		165,207,841	342,773,160	17.77%	74.91%
Min Liu(2)	74,986,698	2.73%	—	—		—	74,986,698	2.62%	—
Shijie Chen	—	—	—	—		—	—	—	—
Zhijia Liu	*	*	—	—		—	*	*	—
Mi Zhou	*	*	—	—		—	*	*	—
Yu Zhang	—	—	—	—		—	—	—	—
Kui Zhou	—	—	—	—		—	—	—	—
Xinghong Hua	—	—	—	—		—	—	—	—
Xiaowei Wang	—	—	—	—		—	—	—	—
Junchen Sun	—	—	—	—		—	—	—	—
Xu Deng	—	—	—	—		—	—	—	—
All directors and executive officers as a group	507,981,001	18.50%	75.65%	—		165,207,841	342,773,160	17.77%	74.91%

Principal and Selling Shareholders:
Yimutian Holdings Limited(1)	275,413,441	10.00%	50.00%	—		44,245,706	231,167,735	9.63%	49.80%
HSG(3)	436,357,574	15.90%	4.70%	6,100,000	(4)	430,257,574	—	15.05%	4.59%
Wise Prime International Limited(5)	255,491,541	9.30%	2.80%	—		255,491,541	—	8.94%	2.73%
Passion Stream Investment Limited(6)	207,632,859	7.60%	2.30%	—		207,632,859	—	7.26%	2.22%
Win-Chain Agribusiness Holdings Limited(7)	203,044,751	7.40%	2.20%	—		203,044,751	—	7.10%	2.17%
CGC Moon Walk Limited(8)	193,633,870	7.10%	2.10%	—		193,633,870	—	6.77%	2.07%
Beijing Fengmu Enterprise Consulting Center (Limited Partnership)(9)	404,876,247	14.70%	4.40%	—		404,876,247	—	14.16%	4.32%
SCC Entities(10)	68,142,527	2.50%	0.70%	6,100,000	(11)	62,042,527	—	2.17%	0.66%

Shares Eligible for Future Sale

20. Amend the first paragraph under the subsection entitled “Lock-up Agreements” on page 197 to read as follows:

We, our executive officers, directors and all of our existing shareholders (including all selling shareholders) have agreed with the underwriter, subject to certain exceptions, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or any such substantially similar securities, or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any such securities, whether any such transaction described in sub-paragraph (A) or (B) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or (C) file or submit with the SEC any registration statement under the Securities Act relating to the offering of any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or any such substantially similar securities, or (D) publicly disclose the intention to do any of the foregoing, without the prior written consent of the representative of the underwriter.

Underwriting

21. Amend the second, third and fourth paragraphs on page 204 to read as follows:

The underwriter is committed to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. If the underwriter defaults, the underwriting agreement may be terminated.

The underwriter has an option to buy up to an additional 678,300 ADSs from us to cover sales by the underwriter of a greater number of ADSs than the total number set forth in the table above. It may exercise that option for 45 days from the date of this prospectus at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriter by us and the selling shareholders, in proportion to the number of ADSs sold in this offering by us and the selling shareholders, respectively, and the proceeds before expenses to us and the selling shareholders, respectively. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase 678,300 additional ADSs.

22. Add a new paragraph as the fifth paragraph on page 204 to read as follows:

We will also pay to the underwriter an additional expense allowance fee equal to 1.0% of the aggregate gross proceeds received by us and the selling shareholders from the sale of ADSs in this offering (including, if any, the additional ADSs that may be purchased by the underwriter upon exercise of its option).

23. Amend the first paragraph on page 205 to read as follows:

We, our executive officers, directors and all of our existing shareholders (including all selling shareholders) have agreed with the underwriter, subject to certain exceptions, not to (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or any such substantially similar securities, or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any such securities, whether any such transaction described in sub-paragraph (A) or (B) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or (C) file or submit with the SEC any registration statement under the Securities Act relating to the offering of any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or any such substantially similar securities, or (D) publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. We have also agreed to instruct JPMorgan Chase Bank, N.A., as depositary, not to accept any deposit of any ordinary shares for the purpose of issuance of ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise with the prior written consent of the representative on behalf of the underwriter. See “Shares Eligible for Future Sale.”

24. Amend the third paragraph on page 206 to read as follows:

We and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If any of us, to the extent applicable, are unable to provide this indemnification, such person will contribute to payments that the underwriter may be required to make for these liabilities.

25. Delete the description of escrow account in the previous fourth paragraph on page 206 as the escrow account is no longer included in the Underwriting Agreement. The description of escrow account included in Amendment No. 1 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on July 22, 2025 is repeated below for reference.

Net proceeds of this offering in the amount of US$1,000,000 shall be used to fund an escrow account for a period of twelve (12) months following the closing date of this offering, which account shall be used in the event we would be required to indemnify the underwriter and other indemnified persons pursuant to the terms of an underwriting agreement with the underwriter.

Expenses Relating to This Offering

26. Amend the first sentence in the first paragraph of the section on page 214 to read as follows:

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions and expense allowance fee, that we expect to incur in connection with this offering.

27. Amend the second paragraph of the section following the table on page 214 to read as follows:

These expenses and the expense allowance fee to the underwriter will be borne by us, except for underwriting discounts and commissions, which will be borne by us and the selling shareholders in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

F-pages

28. Amend the financial tables and the corresponding footnotes in Note 1 on pages F-11 and F-12 to read as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS

CURRENT ASSETS
Cash	3,231	1,537	212
Accounts receivable, net	139	730	111
Intercompany receivable from parent company*	5,394	5,394	743
Intercompany receivable from subsidiaries*	9,455	10,898	1,502
Prepayments and other current assets	22,411	23,190	3,196
Inventory	—	27	4
Total current assets	40,630	41,776	5,758

Property and equipment, net	2,099	1,021	141
Operating lease right-of-use assets	12,581	6,450	889
Long-term investments	1,122	—	—
Other non-current assets	2,833	2,782	383
Total non-current assets	18,635	10,253	1,413
Total assets	59,265	52,029	7,171

LIABILITIES

CURRENT LIABILITIES
Accounts payable	3,241	4,077	562
Contract liabilities, current	98,125	87,989	12,125
Short-term borrowings	—	5,000	689
Shareholder loans, at amortized cost	41,874	35,000	4,823
Intercompany payable to parent company**	50,884	50,884	7,012
Intercompany payable to WFOE**	68,893	75,840	10,451
Intercompany payable to subsidiaries**	1,275	28,900	3,983
Accrued expenses and other current liabilities	50,906	46,172	6,363
Operating lease liabilities, current	6,870	3,614	498
Total current liabilities	322,068	337,476	46,506

Contract liabilities, non-current	14,030	12,223	1,684
Operating lease liabilities, non-current	5,169	2,458	339
Total non-current liabilities	19,199	14,681	2,023
Total liabilities	341,267	352,157	48,529

	As of December 31,
	2023	2024
	RMB	RMB	US$
Revenues	187,082	160,176	22,073
Net loss (income)	(32,223)	7,170	988
Net cash provided by (used in) operating activities	1,003	6,706	924
Net cash used in investing activities	(1,160)	500	69
Net cash provided by (used in) financing activities	(2,026)	(8,900)	(1,226)
Net decrease in cash and cash equivalents	(2,183)	(1,694)	(233)
Cash and cash equivalents at the beginning of the year	5,414	3,231	445
Cash and cash equivalents at the end of the year	3,231	1,537	212

*	Intercompany receivable to parent company and Intercompany receivable from subsidiaries amounts are eliminated upon consolidation.
**	Intercompany payable to parent company, Intercompany payable to WFOE and Intercompany payable to subsidiaries amounts are eliminated upon consolidation.

29. Amend the second paragraph of Note 28 and the table under the subsection entitled “Condensed Balance Sheets” on pages F-42 and F-43 to read as follows:

For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of loss from its subsidiaries was reported as a share of loss of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment in the amounts due to related parties even though the Company is not obligated to provide continuing support or fund losses.

(a) Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash	496	129	18
Amounts due from related parties	3,386	3,436	473
Intercompany receivable from WFOE	30,558	31,014	4,274
Prepayments and other current assets	10,798	10,960	1,510
Total current assets	45,238	45,539	6,275
Total assets	45,238	45,539	6,275

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Financial liabilities	20,681	20,990	2,892
Shareholder loans, at amortized cost	1,062	1,078	149
Amounts due to related parties	3,541	3,594	495
Intercompany payable to VIE	5,394	5,394	743
Accrued expenses and other current liabilities	15,224	15,531	2,140
Total current liabilities	45,902	46,587	6,419
Investments in subsidiaries	429,598	433,592	59,751
Total non-current liabilities	429,598	433,592	59,751
Total liabilities	475,500	480,179	66,171

Commitments and Contingencies
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value: 387,781,378 shares authorized as at December 31, 2023 and December 31, 2024, Redemption value of RMB51,874 and RMB56,098 as of December 31, 2023 and 2024, respectively)	51,874	56,098	7,731

	As of December 31,
	2023	2024
	RMB	RMB	USD
Series B Redeemable Convertible Preferred Shares (US$0.00001 par value: 703,901,412 shares authorized as at December 31, 2023 and December 31, 2024, Redemption value of RMB750,062 and RMB787,739 as of December 31, 2023 and 2024, respectively)	750,062	787,739	108,553
Series C Redeemable Convertible Preferred Shares (US$0.00001 par value: 517,022,352 shares authorized as at December 31, 2023 and December 31, 2024, Redemption value of RMB171,731 and RMB181,992 as of December 31, 2023 and 2024, respectively)	171,731	181,992	25,079
Series C-1 Redeemable Convertible Preferred Shares (US$0.00001 par value: 357,323,044 shares authorized as at December 31, 2023 and December 31, 2024, Redemption value of RMB142,090 and RMB153,660 as of December 31, 2023 and 2024, respectively)	142,090	153,660	21,175
Series C-2 Redeemable Convertible Preferred Shares (US$0.00001 par value: 220,757,061 shares authorized as at December 31, 2023 and December 31, 2024, Redemption value of RMB175,577 and RMB189,873 as of December 31, 2023 and 2024, respectively)	175,577	189,873	26,165
Series D Redeemable Convertible Preferred Shares (US$0.00001 par value: 95,320,147 shares authorized as at December 31, 2023 and December 31, 2024, Redemption value of RMB125,866 and RMB136,115 as of December 31, 2023 and 2024, respectively)	125,866	136,115	18,757
Subscription receivable from Series B Redeemable Convertible Preferred Shares	(134,455)	(134,455)	(18,528)
Subscription receivable from Series C Redeemable Convertible Preferred Shares	(30,021)	(29,026)	(4,000)
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	(38,955)	(38,955)	(5,368)
Total mezzanine equity	1,213,769	1,303,041	179,564

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value, 2,713,770,293 shares authorized, 460,147,059 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	31	31	4
Additional paid – in capital	47,006	47,006	6,478
Accumulated other comprehensive loss	(98,963)	(99,395)	(13,697)
Accumulated deficit	(1,592,359)	(1,715,536)	(236,407)
Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.	(1,644,285)	(1,767,894)	(243,622)
Non-controlling interests	254	30,213	4,163
Total shareholders’ deficit	(1,644,031)	(1,737,681)	(239,459)
Total liabilities, mezzanine equity and shareholders’ deficit	45,238	45,539	6,275

30. Amend the table and corresponding footnotes under Note 1 on page F-53 to read as follows:

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	1,537	458	63
Accounts receivable, net	730	1,089	150
Intercompany receivable from parent company*	5,394	5,394	743
Intercompany receivable from subsidiaries*	10,898	10,998	1,516
Prepayments and other current assets	23,190	22,671	3,124
Inventory	27	84	12
Total current assets	41,776	40,694	5,608

Property and equipment, net	1,021	730	101
Operating lease right-of-use assets	6,450	5,277	727
Other non-current assets	2,782	2,335	322
Total non-current assets	10,253	8,342	1,150
Total assets	52,029	49,036	6,758

LIABILITIES

CURRENT LIABILITIES
Accounts payable	4,077	5,843	805
Contract liabilities, current	87,989	85,767	11,819
Short-term borrowings	5,000	500	69
Shareholder loans, at amortized cost	35,000	35,000	4,823
Intercompany payable to parent company**	50,884	50,884	7,012
Intercompany payable to WFOE**	75,840	78,375	10,800
Intercompany payable to subsidiaries**	28,900	29,164	4,019
Accrued expenses and other current liabilities	46,172	91,718	12,639
Operating lease liabilities, current	3,614	4,203	579
Total current liabilities	337,476	337,361	52,565

Contract liabilities, non-current	12,223	12,053	1,661
Operating lease liabilities, non-current	2,458	903	124
Total non-current liabilities	14,681	12,956	1,785
Total liabilities	352,157	350,317	54,350

*	Intercompany receivable to parent company and Intercompany receivable from subsidiaries amounts are eliminated upon consolidation.
**	Intercompany payable to parent company, Intercompany payable to WFOE and Intercompany payable to subsidiaries amounts are eliminated upon consolidation.

31. Amend the second paragraph of Note 25 and the table under the subsection entitled “Condensed Balance Sheets” on pages F-81 to F-83 to read as follows:

The Company’s share of loss from its subsidiaries was reported as a share of loss of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment in the amounts due to related parties even though the Company is not obligated to provide continuing support or fund losses.

(a)    Condensed Balance Sheets

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	129	82	11
Amounts due from related parties	3,436	3,431	473
Intercompany receivable from WFOE	31,014	30,970	4,268
Prepayments and other current assets	10,960	10,945	1,508
Total current assets	45,539	45,428	6,260
Total assets	45,539	45,428	6,260

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Financial liabilities	20,990	20,960	2,888
Shareholder loans, at amortized cost	1,078	1,795	247
Amounts due to related parties	3,594	3,589	495
Intercompany payable to VIE	5,394	5,394	743
Accrued expenses and other current liabilities	15,531	15,502	2,136
Total current liabilities	46,587	47,240	6,510
Investments in subsidiaries	433,592	435,685	60,039
Total non-current liabilities	433,592	435,685	60,039

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Total liabilities	480,179	482,925	66,549
Commitments and Contingencies
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares (US$0.00001 par value: 387,781,378 shares authorized as at December 31, 2024 and March 31, 2025, Redemption value of RMB56,098 and RMB57,186 as of December 31, 2024 and March 31, 2025, respectively)	56,098	57,186	7,880
Series B Redeemable Convertible Preferred Shares (US$0.00001 par value: 703,901,412 shares authorized as at December 31, 2024 and March 31, 2025, Redemption value of RMB787,739 and RMB797,445 as of December 31, 2024 and March 31, 2025, respectively)	787,739	797,445	109,891
Series C Redeemable Convertible Preferred Shares (US$0.00001 par value: 517,022,352 shares authorized as at December 31, 2024 and March 31, 2025, Redemption value of RMB181,992 and RMB184,635 as of December 31, 2024 and March 31, 2025, respectively)	181,992	184,635	25,443
Series C-1 Redeemable Convertible Preferred Shares (US$0.00001 par value: 357,323,044 shares authorized as at December 31, 2024 and March 31, 2025, Redemption value of RMB153,660 and RMB156,640 as of December 31, 2024 and March 31, 2025, respectively)	153,660	156,640	21,586
Series C-2 Redeemable Convertible Preferred Shares (US$0.00001 par value: 220,757,061 shares authorized as at December 31, 2024 and March 31, 2025, Redemption value of RMB189,873 and RMB193,556 as of December 31, 2024 and March 31, 2025, respectively)	189,873	193,556	26,673
Series D Redeemable Convertible Preferred Shares (US$0.00001 par value: 95,320,147 shares authorized as at December 31, 2024 and March 31, 2025, Redemption value of RMB136,115 and RMB138,755 as of December 31, 2024 and March 31, 2025, respectively)	136,115	138,755	19,121
Subscription receivable from Series B Redeemable Convertible Preferred Shares	(134,455)	(134,455)	(18,528)
Subscription receivable from Series C Redeemable Convertible Preferred Shares	(29,026)	(29,026)	(4,000)

	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Subscription receivable from Series C-1 Redeemable Convertible Preferred Shares	(38,955)	(38,955)	(5,368)
Total mezzanine equity	1,303,041	1,325,781	182,698
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value, 2,713,770,293 shares authorized, 460,147,059 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	31	31	4
Additional paid – in capital	47,006	47,006	6,478
Accumulated other comprehensive loss	(99,395)	(99,349)	(13,691)
Accumulated deficit	(1,715,536)	(1,740,910)	(239,904)
Total shareholders’ deficit attributable to ordinary shareholders of Yimutian Inc.	(1,767,894)	(1,793,222)	(247,113)
Non-controlling interests	30,213	29,944	4,126
Total shareholders’ deficit	(1,737,681)	(1,763,278)	(242,987)
Total liabilities, mezzanine equity and shareholders’ deficit	45,539	45,428	6,260

Exhibit A

SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2023 and 2024, summary consolidated balance sheets data as of December 31, 2023 and 2024, and summary consolidated statements of cash flows data for the years ended December 31, 2023 and 2024 have been derived from the audited consolidated financial statements of our Company included elsewhere in this prospectus, which were prepared and presented in accordance with U.S. GAAP. The following summary consolidated statements of operations and comprehensive loss for the three months ended March 31, 2024 and 2025, summary consolidated balance sheets data as of March 31, 2025 and summary consolidated cash flows data for the three months ended March 31, 2024 and 2025 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive loss data in absolute amount and as a percentage of our total revenues for the years ended December 31, 2023 and 2024 and the three months ended March 31, 2024 and 2025.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2023		2024			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Revenues	187,523	100.0	161,321	22,231	100.0	39,244	100.0	34,282	4,724	100.0
Cost of revenues	(49,248)	(26.3)	(30,573)	(4,213)	(19.0)	(10,282)	(26.2)	(7,155)	(986)	(20.9)
Gross profit	138,275	73.7	130,748	18,018	81.0	28,962	73.8	27,127	3,738	79.1

Selling and marketing expenses	(94,647)	(50.5)	(87,618)	(12,074)	(54.3)	(18,120)	(46.2)	(17,337)	(2,389)	(50.6)
General and administrative expenses	(96,712)	(51.6)	(39,564)	(5,452)	(24.5)	(15,199)	(38.7)	(7,029)	(969)	(20.5)
Research and development expenses	(47,453)	(25.3)	(37,811)	(5,210)	(23.4)	(9,082)	(23.1)	(6,209)	(856)	(18.1)
Other income, net	823	0.4	218	30	0.1	232	0.6	683	94	2.0
Operating loss	(99,714)	(53.2)	(34,027)	(4,688)	(21.1)	(13,207)	(33.7)	(2,765)	(382)	(8.1)

Interest income	23	0.01	12	2	0.01	4	0.01	1	—	—
Interest expense	(211)	(0.1)	(964)	(133)	(0.6)	(211)	(0.5)	(140)	(19)	(0.4)
Change in fair value of financial liabilities	(3,728)	(2.0)	—	—	—	—	—	—	—	—
Loss from derecognition of financial liabilities	(1,953)	(1.0)	—	—	—	—	—	—	—	—
Loss before income taxes and share of loss of equity method investment	(105,583)	(56.3)	(34,979)	(4,819)	(21.7)	(13,414)	(34.2)	(2,904)	(401)	(8.5)
Income tax expense	—	—	—		—	—	—	—	—	—
Share of loss of an equity method investment	(38)	(0.02)	38	5	0.02	—	—	—	—	—
Net loss	(105,621)	(56.3)	(34,941)	(4,814)	(21.7)	(13,414)	(34.2)	(2,904)	(401)	(8.5)

Net loss attributable to non-controlling interests	11	—	41	6	0.03	6	0.02	269	37	0.78

Net loss attributable to Yimutian Inc	(105,610)	(56.3)	(34,900)	(4,808)	(21.6)	(13,408)	(34.2)	(2,635)	(364)	(7.7)
Deemed dividend to Series C Redeemable Convertible Preferred Shareholders	(2,872)	(1.5)	—	—	—	—	—	—	—	—
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(915)	(0.5)	—	—	—	—	—	—	—	—

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2023		2024			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Accretion of redeemable convertible preferred shares to redemption value	(71,735)	(38.3)	(88,277)	(12,165)	(54.7)	(21,040)	(53.6)	(22,739)	(3,134)	(66.3)
Net loss attributable to ordinary shareholders of Yimutian Inc.	(181,132)	(96.6)	(123,177)	(16,973)	(76.4)	(34,448)	(87.8)	(25,374)	(3,498)	(74.0)
Net loss	(105,621)	(56.3)	(34,941)	(4,814)	(21.7)	(13,414)	(34.2)	(2,904)	(401)	(8.5)
Other comprehensive income (loss):
Fair value changes of financial liabilities due to instrument-specific credit risk, net of nil income taxes	781	0.4	—	—	—	—	—	—	—	—
Reclassification adjustment for gain on financial liabilities in net income, net of nil income taxes	1,953	1.0	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of nil income taxes	(24,300)	(13.0)	(432)	(60)	(0.3)	(23)	(0.1)	46	6	0.1
Total comprehensive loss	(127,187)	(67.8)	(35,373)	(4,874)	(21.9)	(13,437)	(34.2)	(2,858)	(395)	(8.3)
Net loss per ordinary share
– Basic and diluted	(0.45)	—	(0.27)	(0.04)	—	(0.08)	—	(0.06)	(0.01)	—
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
– Basic and diluted	400,206,197	2,134.2	460,147,059	63,409,960	2,852.4	416,062,646	10,601.9	460,147,059	63,409,960	13,422.4

The following table presents our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the years ended December 31, 2023 and 2024 and the three months ended March 31, 2025.

	For the Year Ended December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,302	441	187,082	(28,302)	187,523
Cost of revenues	—	(5,008)	(246)	(43,994)	—	(49,248)
Gross profit	—	23,294	195	143,088	(28,302)	138,275

Selling and marketing expenses, general and administrative expenses and research and development expenses	(9,756)	(46,227)	(7,154)	(203,977)	28,302	(238,812)
Other income, net	—	292	7	524	—	823
Interest income	4	2	—	17	—	23
Interest expense	—	—	(64)	(147)	—	(211)
Change in fair value of financial liabilities	(3,728)	—	—	—	—	(3,728)
Loss from derecognition of financial liabilities	(1,953)	—	—	—	—	(1,953)
Loss before income taxes and share of loss of equity method investment	(15,433)	(22,639)	(7,016)	(60,495)	—	(105,583)
Income tax expense	—	—	—	—	—	—
Share of loss of an equity method investment	—	—	—	(38)	—	(38)
Net loss	(15,433)	(22,639)	(7,016)	(60,533)	—	(105,621)

	For the Year Ended December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net loss attributable to non-controlling interests	—	—	3	8	—	11

Net loss attributable to Yimutian Inc	(15,433)	(22,639)	(7,013)	(60,525)	—	(105,610)
Deemed dividend to Series C Redeemable Convertible Preferred Shareholders	(2,872)	—	—	—	—	(2,872)
Deemed dividend to Series D Redeemable Convertible Preferred Shareholders	(915)	—	—	—	—	(915)
Accretion of redeemable convertible preferred shares to redemption value	(71,735)	—	—	—	—	(71,735)
Net loss attributable to ordinary shareholders of Yimutian Inc.	(90,955)	(22,639)	(7,013)	(60,525)	—	(181,132)

	For the Year Ended December 31, 2024
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Revenues	—	28,350	1,097	160,176	(28,302)	161,321
Cost of revenues	—	(2,826)	(59)	(27,688)	—	(30,573)
Gross profit	—	25,524	1,038	132,488	(28,302)	130,748

Selling and marketing expenses, general and administrative expenses and research and development expenses	(29)	(33,194)	(8,578)	(151,494)	28,302	(164,993)
Other income, net	(14)	66	151	15	—	218
Interest income	3	1	1	7	—	12
Interest expense	—	—	(481)	(483)	—	(964)
Loss before income taxes and share of loss of equity method investment	(40)	(7,603)	(7,869)	(19,467)	—	(34,979)
Income tax expense	—			—	—	—
Share of loss of an equity method investment	—	—	1,703	(1,665)	—	38
Net loss	(40)	(7,603)	(6,166)	(21,132)	—	(34,941)
Net loss attributable to non-controlling interests	—	—	31	10	—	41

Net loss attributable to Yimutian Inc	(40)	(7,603)	(6,135)	(21,122)	—	(34,900)
Accretion of redeemable convertible preferred shares to redemption value	(88,277)	—	—	—	—	(88,277)
Net loss attributable to ordinary shareholders of Yimutian Inc.	(88,317)	(7,603)	(6,135)	(21,122)	—	(123,177)

	For the Three Months Ended March 31, 2025
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(unaudited)
	(RMB in thousands)
Revenues	—	7,075	92	34,275	(7,160)	34,282
Cost of revenues	—	(876)	(68)	(6,296)	85	(8,111)
Gross profit	—	6,199	24	27,979	(7,075)	26,171

Selling and marketing expenses, general and administrative expenses and research and development expenses	(726)	(6,302)	(941)	(29,681)	7,075	(29,619)
Other income, net	(2)	92	6	587	—	683
Interest income	—	—	—	1	—	1
Interest expense	—	—	(100)	(40)	—	(140)
Loss before income taxes and share of loss of equity method investment	(728)	(11)	(1,011)	(1,154)	—	(2,904)

Income tax expense	—	—	—	—	—	—
Share of loss of an equity method investment	—	—	—	—	—	—
Net loss	(728)	(11)	(1,011)	(1,154)	—	(2,904)
Net loss attributable to non-controlling interests	—	—	269	—	—	269

Net loss attributable to Yimutian Inc	(728)	(11)	(742)	(1,154)	—	(2,635)
Accretion of redeemable convertible preferred shares to redemption value	(22,739)	—	—	—	—	(22,739)
Net loss attributable to ordinary shareholders of Yimutian Inc.	(23,467)	(11)	(742)	(1,154)	—	(25,374)

The following table presents our summary consolidated balance sheets data as of December 31, 2023 and 2024 and March 31, 2025.

	As of December 31,			As of March 31, 2025
	2023	2024
	RMB	RMB	US$	RMB	US$
				(unaudited)
	(in thousands)
ASSETS
Current assets
Cash	3,829	2,772	382	632	87
Accounts receivable, net	139	733	101	1,090	150
Amounts due from related parties	11,311	3,436	473	3,431	473
Prepayments and other current assets	38,415	40,040	5,518	39,553	5,451
Inventory	—	237	33	270	37
Total current assets	53,694	47,218	6,507	44,976	6,198
Total non-current assets	21,865	13,805	1,902	12,157	1,675
Total assets	75,559	61,023	8,409	57,133	7,873

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	3,266	4,398	607	6,540	900
Contract liabilities, current	98,293	88,103	12,141	85,881	11,835
Bank loans	4,330	10,000	1,378	5,500	758
Financial liabilities	20,681	20,990	2,892	20,960	2,888
Shareholder loans, at amortized cost	228,711	248,643	34,264	259,022	35,694
Amounts due to related parties	21,526	13,079	1,802	6,668	919
Accrued expenses and other current liabilities	100,213	89,224	12,295	90,241	12,437
Operating lease liabilities, current	7,924	4,961	684	5,511	759
Total current liabilities	484,944	479,398	66,063	480,323	66,190
Total non-current liabilities	20,877	16,265	2,241	14,307	1,972
Total liabilities	505,821	495,663	68,304	494,630	68,162
Total mezzanine equity	1,213,769	1,303,041	179,564	1,325,781	182,698
Total shareholders’ deficit	(1,644,031)	(1,737,681)	(239,459)	(1,763,278)	(242,987)
Total liabilities, mezzanine equity and shareholders’ deficit	75,559	61,023	8,409	57,133	7,873

The following table presents our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023 and 2024 and March 31, 2025.

	As of December 31, 2023
	Yimutian Inc.		WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries		Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets
Cash	496		55	47	3,231		—	3,829
Accounts receivable, net	—		—	—	139		—	139
Amounts due from related parties	3,386		7,925	—	—		—	11,311
Intercompany receivable from Yimutian Inc.	—		—	—	5,394	(1)	(5,394)	—
Intercompany receivable from WFOE	30,558	(2)	—	—	—		(30,558)	—
Intercompany receivable from other subsidiaries(3)	—		5,243		9,455		(14,698)	—

	As of December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Intercompany receivable from VIEs and VIEs subsidiaries(4)	—	68,893	1,275	—	(70,168)	—
Prepayments and other current assets	10,798	475	4,729	22,411	—	38,415
Total current assets	45,238	82,591	6,053	40,630	(120,818)	53,694
Property and equipment, net .	—	7	41	2,099	—	2,147
Operating lease right-of-use assets	—	2,445	363	12,581	—	15,389
Investments in subsidiaries	447,947	1,800	436,143	—	(885,890)	—
Investments in equity investees	—	—	—	1,122	—	1,122
Other non-current assets	—	298	76	2,833	—	3,207
Total non-current assets	447,947	4,550	436,623	18,635	(885,890)	21,865
Total assets	493,185	87,141	442,676	59,265	(1,006,708)	75,559

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	—	25	—	3,241	—	3,266
Contract liabilities, current	—	—	168	98,125	—	98,293
Bank loans	—	—	4,330	—	—	4,330
Financial liabilities	20,681	—	—	—	—	20,681
Shareholder loans, at amortized cost	1,062	185,775	—	41,874	—	228,711
Amounts due to related parties	3,541	17,985	—	—	—	21,526
Intercompany payable to Yimutian Inc.	—	28,625 (2)	—	50,884 (5)	(79,509)	—
Intercompany payable to WFOE(6)	—	—	5,243	68,893	(74,136)	—
Intercompany payable to other subsidiaries(7)	—	—	—	1,275	(1,275)	—
Intercompany payable to VIEs and VIEs subsidiaries(8)	5,394	—	9,455	—	(14,849)	—
Accrued expenses and other current liabilities	15,224	32,250	1,833	50,906	—	100,213
Operating lease liabilities, current	—	833	221	6,870	—	7,924
Total current liabilities	45,902	265,493	21,250	322,068	(169,769)	484,944
Contract liabilities, non-current	—	—	—	14,030	—	14,030
Operating lease liabilities, non-current	—	1,545	133	5,169	—	6,847
Total non-current liabilities	—	1,545	133	19,199	—	20,877
Total liabilities	45,902	267,038	21,383	341,267	(169,769)	505,821
Total mezzanine equity	1,213,769	—	—	—	—	1,213,769
Intercompany receivable from VIEs and VIEs’ Subsidiaries for preferred shares(9)	54,429	—	—	—	(54,429)	—
Total shareholders’ deficit attributable to ordinary shareholders	(820,916)	(179,896)	421,319	(282,282)	(782,510)	(1,644,285)
Non-controlling interests	—	—	(28)	282	—	254
Total shareholders’ deficit	(820,916)	(179,896)	421,291	(282,000)	(782,510)	(1,644,031)
Total liabilities, mezzanine equity and shareholders’ deficit	438,755	87,142	442,674	59,267	(952,279)	75,559

	As of December 31, 2024
	Yimutian Inc.		WFOE		Other Subsidiaries	VIEs and VIEs’ Subsidiaries		Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets
Cash	129		111		995	1,537		—	2,772
Accounts receivable, net	—		—		3	730		—	733
Amounts due from related parties	3,436		—		—	—		—	3,436
Intercompany receivable from Yimutian Inc.	—		—		—	5,394	(1)	(5,394)	—
Intercompany receivable from WFOE	31,014	(2)	—		—	—		(31,014)	—
Intercompany receivable from other subsidiaries(3)	—		12,386		—	10,898		(23,284)	—
Intercompany receivable from VIEs and VIEs subsidiaries(4)	—		75,840		28,900	—		(104,740)	—
Prepayments and other current assets	10,960		507		5,383	23,190		—	40,040
Inventory	—		—		210	27		—	237
Total current assets	45,539		88,844		35,491	41,776		(164,432)	47,218
Property and equipment, net.	—		4		35	1,021		—	1,060
Operating lease right-of-use assets	—		1,394		1,745	6,450		—	9,589
Investments in subsidiaries	455,976		1,800		443,946	—		(901,722)	—
Other non-current assets	—		298		76	2,782		—	3,156
Total non-current assets	455,976		3,496		445,802	10,253		(901,722)	13,805
Total assets	501,515		92,340		481,293	52,029		(1,066,154)	61,023

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	—		98		223	4,077		—	4,398
Contract liabilities, current	—		—		114	87,989		—	88,103
Bank loans	—		—		5,000	5,000		—	10,000
Financial liabilities	20,990		—		—	—		—	20,990
Shareholder loans, at amortized cost	1,078		212,565		—	35,000		—	248,643
Amounts due to related parties	3,594		9,485		—	—		—	13,079
Intercompany payable to Yimutian Inc.	—		28,625	(2)	—	50,884	(5)	(79,509)	—
Intercompany payable to WFOE(6)	—		—		12,386	75,840		(88,226)	—
Intercompany payable to other subsidiaries(7)	—		—		—	28,900		(28,900)	—
Intercompany payable to VIEs and VIEs subsidiaries(8)	5,394		—		10,898	—		(16,292)	—
Accrued expenses and other current liabilities	15,531		26,480		1,041	46,172		—	89,224
Operating lease liabilities, current	—		718		629	3,614		—	4,961
Total current liabilities	46,587		277,971		30,291	337,476		(212,927)	479,398

	As of December 31, 2024
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Contract liabilities, non-current	—	—	—	12,223	—	12,223
Operating lease liabilities, non-current	—	594	990	2,458	—	4,042
Total non-current liabilities	—	594	990	14,681	—	16,265
Total liabilities	46,587	278,565	31,281	352,157	(212,927)	495,663

Total mezzanine equity	1,303,041	—	—	—	—	1,303,041
Intercompany receivable from VIEs and VIEs’ Subsidiaries for preferred shares(9)	54,429	—	—	—	(54,429)	—
Total shareholders’ deficit attributable to ordinary shareholders	(902,543)	(186,222)	450,044	(300,403)	(828,770)	(1,767,894)
Non-controlling interests	—	—	(31)	272	29,972	30,213
Total shareholders’ deficit	(902,543)	(186,222)	450,013	(300,131)	(798,798)	(1,737,681)
Total liabilities, mezzanine equity and shareholders’ deficit	447,085	92,343	481,294	52,026	(1,011,725)	61,023

	As of March 31, 2025
	Yimutian Inc.		WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries		Eliminating adjustments	Consolidated totals
	(unaudited)
	(RMB in thousands)
ASSETS
Current assets
Cash	82		21	71	458		—	632
Accounts receivable, net	—		—	1	1,089		—	1,090
Amounts due from related parties	3,431		—	—	—		—	3,431
Intercompany receivable from Yimutian Inc.	—		—	—	5,394	(1)	(5,394)	—
Intercompany receivable from WFOE	30,970	(2)	—	—	10,998		(41,968)	—
Intercompany receivable from other subsidiaries(3)	—		12,981	—	—		(12,981)	—
Intercompany receivable from VIEs and VIEs subsidiaries(4)	—		78,375	29,164	—		(107,539)	—
Prepayments and other current assets	10,945		513	5,424	22,671		—	39,553
Inventory	—		—	186	84		—	270
Total current assets	45,428		91,890	34,846	40,694		(167,882)	44,976
Property and equipment, net.	—		3	530	730		—	1,263
Operating lease right-of-use assets	—		1,208	1,699	5,277		—	8,184
Investments in subsidiaries	455,365		1,800	443,316	—		(900,481)	—
Other non-current assets	—		298	77	2,335		—	2,710
Total non-current assets	455,365		3,309	445,622	8,342		(900,481)	12,157
Total assets	500,793		95,199	480,468	49,036		(1,068,363)	57,133

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	—		298	399	5,843		—	6,540
Contract liabilities, current	—		—	114	85,767		—	85,881
Bank loans	—		—	5,000	500		—	5,500

	As of March 31, 2025
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(unaudited)
	(RMB in thousands)
Financial liabilities	20,960	—	—	—	—	20,960
Shareholder loans, at amortized cost	1,795	222,227	—	35,000	—	259,022
Amounts due to related parties	3,589	3,079	—	—	—	6,668
Intercompany payable to Yimutian Inc.	—	28,625 (2)	—	50,884 (5)	(79,509)	—
Intercompany payable to WFOE(6)	—	—	12,981	78,375	(91,356)	—
Intercompany payable to other subsidiaries(7)	—	—	—	29,164	(29,164)	—
Intercompany payable to VIEs and VIEs subsidiaries(8)	5,394	—	10,998	—	(16,392)	—
Accrued expenses and other current liabilities	15,502	26,069	1,045	47,625	—	90,241
Operating lease liabilities, current	—	725	583	4,203	—	5,511
Total current liabilities	47,240	281,023	31,120	337,361	(216,421)	480,323
Contract liabilities, non-current	—	—	—	12,053	—	12,053
Operating lease liabilities, non-current	—	410	941	903	—	2,254
Total non-current liabilities	—	410	941	12,956	—	14,307
Total liabilities	47,240	281,433	32,061	350,317	(216,421)	494,630

Total mezzanine equity	1,325,781	—	—	—	—	1,325,781
Intercompany receivable from VIEs and VIEs’ Subsidiaries for preferred shares(9)	54,429	—	—	—	(54,429)	—
Total shareholders’ deficit attributable to ordinary shareholders	(926,657)	(186,233)	448,710	(301,557)	(827,485)	(1,793,222)
Non-controlling interests	—	—	(300)	272	29,972	29,944
Total shareholders’ deficit	(926,657)	(186,233)	448,410	(301,285)	(797,513)	(1,763,278)
Total liabilities, mezzanine equity and shareholders’ deficit	446,364	95,200	480,471	49,032	(1,013,934)	57,133

Notes:
(1)	Represents the audit fees billed by the auditor of Yimutian Inc., which were paid by the VIEs and the VIEs Subsidiaries.
(2)	Represents primarily amounts receivable from WFOE to Yimutian Inc. in connection with convertible loans issued to Dezhou Decai Industrial Innovation Equity Investment Fund (Limited Partnership) (“Dezhou Decai”) in principal amount of RMB19.5 million in 2022 and, to a lesser extent, amounts receivable from WFOE in connection with advances by Yimutian Inc. to WFOE for business operations.
(3)	Represents advances made by WFOE and the VIEs and the VIEs’ subsidiaries to other subsidiaries for business operations.
(4)	Represents advances made by WFOE and other subsidiaries to the VIEs and the VIEs’ subsidiaries for business operations.
(5)	Represents amounts payable to Yimutian Inc. in connection with certain preferred shareholders’, including our founder’s, subscription of Yimutian Inc.’s Series B, C-2 and D preferred shares in 2023. Prior to paying the consideration of the preferred shares to Yimutian Inc., the preferred shareholders, including our founder, made shareholder loans to the VIEs and the VIEs’ subsidiaries in the same amount of the consideration for preferred shares.
(6)	Represents advances made by WFOE to the VIEs and the VIEs subsidiaries and other subsidiaries for business operations.
(7)	Represents advances made by other subsidiaries to the VIEs and the VIEs’ subsidiaries for business operations.
(8)	Represents advances made by the VIEs and the VIEs’ subsidiaries to other subsidiaries and Yimutian Inc. for business operations.
(9)	Represents amounts payable to Yimutian Inc. in connection with certain preferred shareholders’, including our founder’s, subscription of Yimutian Inc.’s Series B, C-2 and D preferred shares in 2023. Prior to paying the consideration of the preferred shares to Yimutian Inc., the preferred shareholders, including our founder, made shareholder loans to the VIEs and the VIEs’ subsidiaries in the same amount of the consideration for preferred shares in 2023. The recorded amounts reflect adjustments for foreign exchange differences between the original investments made in Renminbi by the preferred shareholders and the U.S. dollar exchange rate as of December 31, 2023.

The following table presents our summary consolidated statements of cash flows data for the years ended December 31, 2023 and 2024 and for the three months ended March 31, 2024 and 2025.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2023	2024		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Cash Flow
Net cash used in operating activities	(17,956)	(61,439)	(8,467)	(19,719)	(1,060)	(147)
Net cash (used in) provided by investing activities	(3,230)	149	21	(133)	(570)	(79)
Net cash provided by (used in) financing activities	18,545	60,368	8,319	18,046	(533)	(74)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(215)	(135)	(14)	3	23	5
Net decrease in cash and cash equivalents	(2,856)	(1,057)	(141)	(1,803)	(2,140)	(295)
Cash and cash equivalents at the beginning of the year	6,685	3,829	523	3,829	2,772	382
Cash and cash equivalents at the end of the year	3,829	2,772	382	2,026	632	87

The following table presents our condensed consolidating schedule depicting the consolidated cash flows for the years ended December 31, 2023 and 2024 and the three months ended March 31, 2025.

	For the Year Ended December 31, 2023
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash used in operating activities	(4,916)	(135,301)	121,258	1,003	—	(17,956)
Net cash (used in) provided by investing activities	(7,083)	(6)	5,019	(1,160)	7,083	(3,230)
Net cash provided by financing activities	12,508	134,545	(126,482)	(2,026)	(7,083)	18,545
Effect of foreign currency exchange rate changes on cash and cash equivalents	(202)	—	(13)	—	—	(215)
Net decrease in cash and cash equivalents	307	(762)	(218)	(2,183)	—	(2,856)
Cash and cash equivalents at the beginning of the year	189	817	265	5,414	—	6,685
Cash and cash equivalents at the end of the year	496	55	47	3,231	—	3,829

	For the Year Ended December 31, 2024
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash Flow
Net cash used in operating activities	(1,205)	(34,659)	(32,281)	6,706	—	(61,439)
Net cash (used in) provided by investing activities	—	—	(351)	500	—	149
Net cash provided by financing activities	995	34,715	33,558	(8,900)	—	60,368
Effect of foreign currency exchange rate changes on cash and cash equivalents	(157)	—	22	—	—	(135)
Net decrease in cash and cash equivalents	(367)	56	948	(1,694)	—	(1,057)
Cash and cash equivalents at the beginning of the year	496	55	47	3,231	—	3,829
Cash and cash equivalents at the end of the year	129	111	995	1,537	—	2,772

	For the Three Months Ended March 31, 2025
	Yimutian Inc.	WFOE	Other Subsidiaries	VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated totals
	(unaudited)
	(RMB in thousands)
Cash Flow
Net cash used in operating activities	(75)	(9,752)	9,846	(1,079)	—	(1,060)
Net cash (used in) provided by investing activities	—	—	(570)	—	—	(570)
Net cash provided by financing activities	—	9,662	(10,195)	—	—	(533)
Effect of foreign currency exchange rate changes on cash and cash equivalents	28	—	(5)	—	—	23
Net decrease in cash and cash equivalents	(47)	(90)	(924)	(1,079)	—	(2,140)
Cash and cash equivalents at the beginning of the year	129	111	995	1,537	—	2,772
Cash and cash equivalents at the end of the year	82	21	71	458	—	632

Exhibit B

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible deficit per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the deficit per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible deficit as of March 31, 2025 was US$242,987 million, representing US$0.53 per ordinary share as of that date. Net tangible deficit represents the amount of our total consolidated assets less the amount of our total consolidated liabilities and total mezzanine equity. Dilution is determined by subtracting net tangible deficit per ordinary share as adjusted from the initial public offering price per ordinary shares. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible deficit after March 31, 2025, other than to give effect to the automatic conversion of our outstanding preferred shares and the issuance and sale of 113,050,000 Class A ordinary shares offered in this offering at the assumed initial public offering price of US$4.55 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions payable by us, our pro forma as adjusted net tangible deficit as of March 31, 2025 would have been approximately US$34.4 million, or US$0.01 per ordinary share and US$0.25 per ADS. This represents an immediate decrease in net tangible deficit of US$13 per ADS to existing shareholders and an immediate dilution in net tangible deficit of US$0.19 per ordinary share, or US$4.80 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed initial public offering price of US$4.55 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus and all ADSs are exchanged for Class A ordinary shares:

		Per Ordinary Share		Per ADS
		(unaudited)
Assumed initial public offering price	US$	0.18	US$	4.55
Net tangible deficit as of March 31, 2025	US$	(0.53)	US$	(13.25)
Pro forma as adjusted net tangible deficit after giving effect to this offering as of March 31, 2025	US$	(0.01)	US$	(0.25)
Amount of dilution in net tangible deficit to new investors in this offering	US$	0.19	US$	4.80

The pro forma information discussed above is illustrative only.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$4.55 per ADS would decrease (increase) our pro forma as-adjusted net tangible deficit after giving effect to this offering by US$4.3 million, the pro forma as-adjusted net tangible deficit per ordinary share and per ADS after giving effect to this offering by US$0.52 per ordinary share and US$13 per ADS and the dilution in pro forma as-adjusted net tangible deficit per ordinary share and per ADS to new investors in this offering by US$0.01 per ordinary share and US$0.25 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of March 31, 2025, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriter.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary		Average Price
	Number	Percent	Amount		Percent	Share		Per ADS
			(unaudited)			(unaudited)		(unaudited)
Existing shareholders	2,746,376,766	96.0%	US$	129,121	86.3%	US$	0.05	US$	1.18
New investors	113,050,000	4.0%	US$	20,575	13.7%	US$	0.18	US$	4.55
Total	2,859,426,766	100.0%	US$	149,696	100.0%

The discussion and tables above also assume no exercise of any share options outstanding under our 2015 Plan as of the date of this prospectus. As of the date of this prospectus, there are 616,474,350 Class A ordinary shares issuable upon exercise of outstanding share options, and there are a total of 198,656,133 Class A ordinary shares available for future issuance upon the exercise of grants under the 2015 Plan. To the extent that any of these share options are exercised, there will be further dilution to new investors in our company.

The pro forma as adjusted information discussed above is illustrative only. Our net tangible deficit following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

Exhibit C

Revenues

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2023		2024			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Digital agricultural commerce services	170,921	91.1	152,606	21,030	94.6	37,362	95.2	32,279	4,448	94.2
Membership services	99,924	53.3	95,589	13,173	59.3	23,727	60.5	21,887	3,016	63.8
Value-added services	65,850	35.1	52,712	7,264	32.6	12,525	31.9	9,538	1,314	27.9
Transaction services	5,147	2.7	4,305	593	2.7	1,110	2.8	854	118	2.5
Other digital agricultural solutions	16,602	8.9	8,715	1,201	5.4	1,882	4.8	2,003	276	5.8
Total revenues	187,523	100.0	161,321	22,231	100.0	39,244	100.0	34,282	4,724	100.0

Cost of revenues

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2023		2024			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Staff cost and outsourcing labor service fees	28,705	58.3	18,538	2,555	60.7	4,960	48.2	3,985	549	55.7
Technology service fees	6,587	13.4	4,482	618	14.6	3,046	29.6	1,972	272	27.6
Others	13,956	28.3	7,553	1,040	24.7	2,275	22.2	1,198	165	16.7
Total cost of revenues	49,248	100.0	30,573	4,213	100.0	10,281	100.0	7,155	986	100.0

Operating expenses

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2023		2024			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except percentage)
Operating expenses:
Selling and marketing expenses	(94,647)	(50.5)	(87,618)	(12,074)	(54.3)	(18,120)	(46.2)	(17,337)	(2,389)	(50.6)
General and administrative expenses	(96,712)	(51.6)	(39,564)	(5,452)	(24.5)	(15,199)	(38.7)	(7,029)	(969)	(20.5)
Research and development expenses	(47,453)	(25.3)	(37,811)	(5,210)	(23.4)	(9,082)	(23.1)	(6,209)	(856)	(18.1)
Other income, net	823	0.5	218	30	0.1	232	0.6	683	94	2.0
Total operating expenses	(237,989)	(126.9)	(164,775)	(22,706)	(102.1)	(42,169)	(107.5)	(29,892)	(4,119)	(87.2)

Exhibit D

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Revenues

Our revenues decreased by 14.0% from RMB187.5 million in 2023 to RMB161.3 million (US$22.2 million) in 2024.

Revenue from digital agricultural commerce services decreased by 10.7% from RMB170.1 million in 2023 to RMB152.6 million (US$21.0 million) in 2024, primarily due to comply with regulations, the short video feature was disabled, resulting in a decline in MU (Monthly Active Users) and business conversion rates.

Revenue from other digital agricultural solutions decreased by 47.5% from RMB16.6 million in 2023 to RMB8.7 million (US$1.2 million) in 2024, primarily due to government-related projects have decreased.

Cost of Revenues

Our cost of revenues slightly decreased by 37.9% from RMB49.2 million in 2023 to RMB30.6 million (US$4.2 million) in 2024.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased from RMB138.3 million in 2024 to RMB130.7 million (US$18.0 million) 2024. Our gross margin increased from 73.7% in 2022 to 81.0% in 2024, which was primarily due to the decrease in our staff cost related to cost of revenues and decrease in our total revenues for the reasons discussed above.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 7.4% from RMB94.6 million in 2023 to RMB87.6 million (US$12.1 million) in 2024, primarily due to a decrease in advertising and promotion expenses and a decrease in staff cost related to selling and marketing personnel.

General and Administrative Expenses

Our general and administrative expenses decreased by 59.1% from RMB96.7 million in 2023 to RMB39.6 million (US$5.5 million) in 2024, primarily due to the increase of share-based compensation expenses related to awards granted to certain directors and management personnel of our company in 2023 and decrease in staff cost.

Research and Development Expenses

Our research and development expenses decreased by 20.3% from RMB47.5 million in 2023 to RMB37.8 million (US$5.2 million) in 2024, primarily due to our reduction in the research and development workforce associated with operations that were in the trial-and-error stage and decrease in staff cost.

Change in Fair Value of Financial Liabilities

Change in fair value of financial liabilities amounted to RMB3.7 million and nil in 2023 and 2024, respectively. It was included overseas direct investment (ODI) convertible loans and exchangeable notes, at their fair value at upon conversion.

Gain (Loss) from Derecognition of Financial Liabilities

Upon the conversion of ODI convertible loans and exchangeable notes, we recognized loss of RMB2.0 million and nil from derecognition of financial liabilities in 2023 and 2024, respectively, which represented the cumulative amount of the gain or loss previously recorded in other comprehensive loss resulted from changes in instrument-specific credit risk of the ODI convertible loans and the exchangeable notes.

Share of Loss of Equity Method Investments

Share of loss of equity method investments was RMB38 thousand (US$5 thousand) in 2023 due to our investment loss in certain other investees which investments occurred in March and September 2023. Share of gain of equity method investments was RMB38 thousand (US$5 thousand) in 2024 due to the company discontinued its investment and recovery of the invested capital.

Net Loss

As a result of the foregoing, our net loss decreased by 66.9% from RMB105.6 million in 2023 to RMB34.9 million (US$4.8 million) in 2024.

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2025